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                              January 26, 2021

       Sachin Shah
       Chief Executive Officer
       Brookfield Asset Management Reinsurance Partners Ltd.
       c/o Brookfield Bermuda Ltd.
       73 Front Street, 5th Floor
       Hamilton, HM 12, Bermuda

                                                        Re: Brookfield Asset
Management Reinsurance Partners Ltd.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted December
30, 2020
                                                            CIK. No. 0001837429

       Dear Mr. Shah:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Cover Page

   1. Please clarify your discussion of shareholder approvals on the cover page to state that all matters that require
shareholder approval must also be approved by the holder of the class
                                                        B shares. Add
appropriate risk factor disclosure regarding this or advise.
       Questions and Answers Regarding the Special Dividend
       Will there be any significant shareholders of our company after the special dividend?, page 13

   2. Please expand to clarify the percentage voting interests of these significant shareholders as to both their Class A
and Class B Shares and to disclose that the Class B Shareholders will
 Sachin Shah
FirstName
Brookfield LastNameSachin Shah
           Asset Management Reinsurance Partners Ltd.
Comapany
January 26,NameBrookfield
            2021          Asset Management Reinsurance Partners Ltd.
January
Page 2 26, 2021 Page 2
FirstName LastName
         have the right to elect half the Board.
Summary
Summary of Risk Factors
Risks relating to the class A exchangeable shares, page 25

3. Please expand to highlight that holders of class A exchangeable shares will not have a right to elect whether to receive Brookfield Class A Shares when they request an exchange. Also clarify, if true, that such holders will not know what form of payment they will receive when they request an exchange.
The Special Dividend
Transactions Occurring Prior to the Special Dividend, page 68

4. We note disclosure here, on page 80 under "(2) Class A exchangeable shares" and elsewhere that Brookfield Asset Management will receive Class A exchangeable shares in your company and note disclosures elsewhere that Brookfield Asset Management will not own any voting shares or Class A exchangeable shares in your company. Please add language clarifying that immediately following the distribution of the Special
         Dividend, Brookfield Asset Management will not own any Class A exchangeable shares or other voting shares in Brookfield Asset Management Reinsurance Partners Ltd. or
         advise.
Corporate Structure, page 75

5. Please expand the narrative and diagram of the corporate structure after completion of the special dividend to include the percentage of economic and voting interest to be held by each of the share classes and to also disclose the ownership interest and voting power
         Class B shareholders will have in the Class A Exchangeable shares immediately following the special dividend.
Description of Our Share Capital, page 144

6. We note your disclosure in the Risk Factors and under Comparison of the OBCA and the
         Bermuda Act. Please revise the description of the company   s share
capital to disclose
         your exclusive forum provisions, clearly describing any risks or other impacts on investors, any uncertainty about enforceability and whether they apply to federal securities law claims.
Security Ownership, page 173

7.       Please expand the table to include ownership of the Class B and Class
C shares.
 Sachin Shah
Brookfield Asset Management Reinsurance Partners Ltd.
January 26, 2021
Page 3


Consolidated Financial Statements, page F-1

8. We note your incorporation outside of the U.S. on page F-53. Please note that the audited financial statements of foreign private issuers should be as of a date within 12 or 15 months of the date of filing and upon the date of effectiveness of your initial public offering as specified in Item 8.A.4 of Form 20-F. Also refer to Instructions to Item 8.A.4.
       You may contact Rolf Sundwall at 202-551-3105 or Bonnie Baynes at 202-551-4924 if
you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or John Dana Brown at 202-551-3859 with any other questions.



FirstName LastNameSachin Shah                      Sincerely,
Comapany NameBrookfield Asset Management Reinsurance Partners Ltd.
                                                   Division of Corporation
Finance
January 26, 2021 Page 3                            Office of Finance
FirstName LastName